Exhibit 1

FOR IMMEDIATE RELEASE	18 January 2012

WPP PLC (“WPP”)

Ogilvy acquires stake in leading digital marketing agency,

DTDigital, in Australia

WPP announces that its wholly owned operating company, Ogilvy, the global marketing communications group, has acquired a 33.33% stake in the capital of DTDigital Pty Limited (“DTDigital”), a leading digital marketing firm in Australia.

Founded in 1996, DTDigital employs more than 110 people. Headquartered in Melbourne and with offices in Sydney and Brisbane, DTDigital combines world-class strategic and creative thinking with best-practice digital execution. Clients include Bunnings, Honda, Myer and NAB.

DTDigital’s unaudited gross revenues as at 31 December 2011 were approximately A$14.38 million with total assets as at the same date of A$4.76 million.

This investment reflects the Group’s commitment to grow its digital assets and to support this growth with a strong independent technology capability. Based on consensus analysts’ forecast for 2011, WPP’s digital revenues will total over $4.5 billion and almost 30% of its projected $16 billion revenue. WPP has set a target of 35-40% of revenue derived from digital in the next five years.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204